Free Writing Prospectus (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 December 1, 2009

$ Optimal Entry Notes due December 13, 2010 Linked to the Performance of Gold Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing December 13, 2010†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about December 4, 2009†† (the “pricing date”) and are expected to issue on or about December 11, 2009†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Gold as described under “Description of the Reference Asset” in this free writing prospectus.

Maximum Return:	The actual maximum return on the Notes will be set on the pricing date and will not be less than 18.36%.

Upside Leverage Factor:	The actual upside leverage factor on the Notes will be set on the pricing date and will not be less than 1.36.

Payment at Maturity:

If the final price is greater than or equal to the initial price, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the reference asset return multiplied by the upside leverage factor, subject to a maximum return on the Notes of 18.36%. For example, if the reference asset return is 13.50% or more, you will receive the maximum return on the Notes of 18.36%, which entitles you to the maximum payment of $1,183.60 for every $1,000 principal amount Note that you hold. Accordingly, if the reference asset return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

Your investment will be fully exposed to any depreciation of the reference asset. If the final price is less than the initial price, you will lose 1% of the principal amount of your Notes for every 1% decline beyond the initial price. Accordingly, if the reference asset return is negative, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x Reference Asset Return)]

You will lose some or all of your investment at maturity if the final price is less than the initial price.

Reference Asset Return:	The performance of the reference asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	The lowest settlement price of the reference asset during the observation period. In no event will the initial price be greater than USD[—]/troy ounce, which is the settlement price of the reference asset on the pricing date.

Final Price:	The arithmetic average of the settlement price of the reference asset on each of the five averaging dates.

Observation Period:	Each scheduled trading day on which there is no market disruption event from and including the pricing date to and including January 4, 2010.

Scheduled Trading Day	Any day when the calculation agent is open for business in London and New York.

Averaging Dates:	November 30, 2010†, December 1, 2010†, December 2, 2010†, December 3, 2010† and December 6, 2010† (the “final averaging date”)

Maturity Date:	December 13, 2010†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739J6N8 and US06739J6N89

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Commodities —Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement. If any averaging date is not a scheduled trading day, then such averaging date will be the next succeeding scheduled trading day, and any subsequent averaging dates will be postponed to occur on the next following scheduled trading days. If the final averaging date is postponed because it or any other averaging date was not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final averaging date (as postponed) and the maturity date (as postponed) remains the same.

††	Expected. In the event we make any change to the expected pricing date and issue date, the averaging dates and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of %, is %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume an initial price of USD1,175.75/troy ounce and a maximum return on the Notes of 18.36%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Price (USD/troy ounce)	Reference Asset Return	Payment at Maturity	Total Return on the Notes
1,822.41	55.00%	$1,183.60	18.36%
1,704.84	45.00%	$1,183.60	18.36%
1,587.26	35.00%	$1,183.60	18.36%
1,469.69	25.00%	$1,183.60	18.36%
1,352.11	15.00%	$1,183.60	18.36%
1,334.48	13.50%	$1,183.60	18.36%
1,293.33	10.00%	$1,136.00	13.60%
1,263.93	7.50%	$1,102.00	10.20%
1,234.54	5.00%	$1,068.00	6.80%
1,205.14	2.50%	$1,034.00	3.40%
1,175.75	0.00%	$1,000.00	0.00%
1,116.96	-5.00%	$950.00	-5.00%
1,058.18	-10.00%	$900.00	-10.00%
999.39	-15.00%	$850.00	-15.00%
940.60	-20.00%	$800.00	-20.00%
823.03	-30.00%	$700.00	-30.00%
705.45	-40.00%	$600.00	-40.00%
587.88	-50.00%	$500.00	-50.00%
470.30	-60.00%	$400.00	-60.00%
352.73	-70.00%	$300.00	-70.00%
235.15	-80.00%	$200.00	-80.00%
117.58	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The settlement price of the reference asset increases from an initial price of $1,175.75/troy ounce to a final price of $1,234.54/troy ounce.

Because the final price of $1,234.54/troy ounce is greater than the initial price of $1,175.75/troy ounce and the reference asset return of 5.00% multiplied by the upside leverage factor does not exceed the hypothetical maximum return of 18.36%, the investor receives a payment at maturity of $1,068.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 x (5.00% x 1.36)] = $1,068.00

Example 2: The settlement price of the reference asset decreases from an initial price of $1,175.75/troy ounce to a final price of $1,058.18/troy ounce.

Because the final price of $1,058.18/troy ounce is less than the initial price of $1,175.75/troy ounce, the reference asset return is negative and the investor will receive a payment at maturity of $900.00 per $1,000 principal amount Note, calculated as follows.

$1,000 + ($1,000 x -10.00%) = $900.00

Example 3: The settlement price of the reference asset increases from an initial price of $1,175.75/troy ounce to a final price of $1,352.11/troy ounce.

Because the reference asset return of 15.00% multiplied by the upside leverage factor exceeds the hypothetical maximum return of 18.36%, the investor receives a payment at maturity of $1,183.60 per $1,000 principal amount Note, the maximum payment on the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, averaging dates, maturity date, initial price, and final price are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset”; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive reference asset return by the upside leverage factor, up to the maximum return on the Notes of 18.36%, or $1,183.60 for every $1,000 principal amount Note. The actual maximum return on the Notes will be set on the pricing date and will not be less than 18.36%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies

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to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that your Notes should be treated as giving rise to “collectibles” gain or loss if you have held your Notes for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the Notes is not a sale or exchange of a collectible but is rather a sale or exchange of an executory contract that reflects the value of a collectible. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%. Further, it is also possible that the Internal Revenue Service could assert that your holding period in respect of your Notes should end on the date on which the amount you are entitled to receive upon the maturity of your Notes is determined, even though you will not receive any amounts from the issuer in respect of your Notes prior to the maturity of your Notes. In such case, you could be treated as having a holding period in respect of your Notes that is less than one year even if you receive cash upon the maturity of your Notes at a time that is more than one year after the beginning of your holding period. Finally, the Internal Revenue Service could conceivably assert that the Notes initially mature at the end of the Observation Period and a new short-term instrument is then issued for the remainder of the term of the Notes. Under such an analysis, you might recognize short-term gain or loss at the end of the Observation Period equal to the change in the value of the Notes over the course of the Observation Period, and any gain or loss that you recognized at the end of the Observation Period, or upon the subsequent sale or maturity of your Notes, would be short-term capital gain or loss.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset or any futures contracts relating to the reference asset. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the reference asset return is positive or negative. Your investment will be fully exposed to any decline in the final price as compared to the initial price.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final price is greater than the initial price, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the reference asset, which may be significant. We refer to this percentage as the maximum return, which will be set on the pricing date and will not be less than 18.36%.

•

The Initial Price Will Not Be Determined Until the End of the Observation Period—Because the initial price will be the lowest settlement price during the observation period, the initial price will not be determined until the end of the observation period. Accordingly, you will not know the initial price for a significant period of time after the pricing date. There can be no assurance that the initial price will be less than the settlement price on the pricing date. Furthermore, even if

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the settlement price of the reference asset depreciates from the settlement price on the pricing date at some point during the observation period, there can be no assurance that the final price will be greater than the initial price to result in a positive return on the Notes.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, Barclays Capital, an affiliate of the Issuer, is a member of the London Gold Market Fixing Ltd., which determines the settlement price used for the initial price and final price of Gold. Actions by the London Gold Market Fixing Ltd. (the entity that determines the settlement price used for the initial price and final price of Gold) may have an adverse effect on the price of Gold and therefore on the market value of the Notes. No member of the London Gold Market Fixing Ltd., including Barclays Capital —an affiliate of the Issuer, will have any obligations with respect to the amounts to be paid to you on the maturity date, or to consider your interests as an owner of Notes when it takes any actions that might affect the market value of the Notes. Although Barclays Capital is a member of the London Gold Market Fixing Ltd., the Issuer has no ability to control or predict the actions of the London Gold Market Fixing Ltd. These actions could include errors in information disclosed by the London Gold Market Fixing Ltd. or any discontinuance by them of that disclosure. However, we may currently, or in the future, engage in business with the London Gold Market Fixing Ltd. and any member of the London Gold Market Fixing Ltd. Neither we, nor any of our affiliates, including Barclays Capital or any other member of the London Gold Market Fixing Ltd., assume any responsibility for the adequacy or accuracy of any publicly available information about Gold, whether the information is contained herein or otherwise. You should make your own investigation into Gold and the London Gold Market Fixing Ltd.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events especially those affecting the price of Gold; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The official U.S. dollar cash buyer settlement price that will be used for the initial price and final price of Gold will be determined as described below:

Where the reference asset is Gold, the afternoon Gold fixing price per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market Fixing Ltd. and displayed on Reuters Screen page “GOFO” that displays prices effective during the observation period or on the averaging dates, as applicable. The members of The London Gold Market Fixing Limited consist of Barclays Capital, Scotia Mocatta, Deutsche Bank, Societe Generale, and HSBC Investment Banking Group. The fix is carried out twice a day, at 10:30 a.m. and 3:00 p.m. London local time via telephone by the 5 members, and the applicable settlement price will be based on the 3:00 p.m. fix. The settlement price of Gold may be seen on GOLDLNPM on Bloomberg.

The settlement price of the reference asset on November 30, 2009 was US$1,175.75/troy ounce.

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Historical Information

The following graph sets forth the historical performance of the reference asset from January 7, 2002 through November 30, 2009.

We obtained the information below regarding the performance of the reference asset from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the settlement price of the reference asset during the observation period or on the averaging dates. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10.00 per $1,000 principal amount Note.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this free writing prospectus, which is the 5th business day following the expected pricing date (this settlement cycle being referred to as “T+5”). See “Plan of Distribution” in the prospectus supplement.

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